

December 13, 2010

By Facsimile and U.S. Mail

Mr. Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT   84121

> **Re:**   **Overstock.com, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed October 29, 2010**
> **File No. 000-49799**

Dear Mr. Byrne:

We have limited our review of your Form 10-Q to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2010
2. Accounting Policies, page 7
Sales returns allowance, page 12

1.   In your letter to us dated July 9, 2010 you indicated that you had initiated several plans to mitigate sales returns. Refer to your response to our comment 28. As previously noted, your allowance for sales returns, as a percentage of revenues, has been decreasing consistently for the past six quarters. While the decrease in sales returns reserve at September 30, 2010 compared to December 31, 2009 may primarily be due to decreased revenues due to seasonality, the allowance is approximately 2.7% of revenues for the quarter ended September 30, 2010 as compared to 5.4% for the quarter ended September 30, 2009. Please tell if these programs have had a lasting effect on actual sales returns and explain to us the reasons for the decrease in your allowance at September 30, 2010 compared to September 30, 2009. Further, please ensure you update your future

disclosure for the effects of these plans as previously requested in our prior comment letter dated June 11, 2010.

2.   We note the allowance for returns was $6.7 million and $11.9 million at September 30, 2010 and December 31, 2009, respectively. Please address the following:

- Please explain to us how you use actual return experience when you determine your allowance for sales returns. In this regard, tell us if you consider actual returns subsequent to the interim or annual period in estimating your sales return allowance for that respective period.

- Tell us the amount of actual sales returns processed in the quarter ended March 31, 2010 which specifically related to the fourth fiscal quarter of 2009. Similarly, please carry-forward this analysis throughout each fiscal quarterly period in 2010.

- Tell us on a <u>cumulative quarterly basis</u> the difference between your estimated and actual sales return experience versus "as incurred" by fiscal quarter beginning with the fourth fiscal quarter ended December 31, 2009 and ending with your fiscal quarter ended September 30, 2010. If the <u>cumulative difference</u> between your actual sales return experience and estimated returns is significant at any quarterly point in time, then please explain to us how you reasonably concluded your estimate was adequate.

6. Commitments and Contingencies, page 17
Legal Contingencies, page 17

3.   It has come to our attention through recent reports by several news outlets that the People of the State of California ("Plaintiff") filed a lawsuit against you on November 17, 2010 seeking $15 million in fines and penalties. Tell us if you held settlement talks with the Plaintiff at any point in time prior to the filing of this lawsuit on November 17, 2010. If so, then explain in detail the nature and timing of the settlement talks and the proposed settlement amount(s); including any counter-offer(s) made by you. Further, please clarify for us if you previously made any counter-offer(s) with respect to the prior settlement offers of $8.5 million and $7.5 million made in early 2010 by the California county district attorneys. If so, then tell us the timing and amount(s) of the counter-offer(s) made. Finally, explain to us how you concluded your aggregate accrual for legal contingencies of $1.2 million was adequate at September 30, 2010. Please be detailed in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding these comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief